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06018768







# 2006 WESTJET THIRD QUARTER REPORT



# OWNERS' MANUAL

WESTJET

# TABLE OF CONTENTS





Joel Kenworthy
TAC Team



WESTJET IS CANADA'S LEADING LOW-FARE AIRLINE and is based in Calgary, Alberta. As at September 30, 2006, the end of the third quarter, WestJet employed 5,660 people, and carried 8.3 million guests to its 23 Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Charlottetown, Halifax and St. John's, and its 10 American destinations of Honolulu, Maui, Los Angeles, Palm Springs (seasonal), Las Vegas, Phoenix (seasonal), Tampa, Orlando, Fort Myers (seasonal) and Fort Lauderdale. As at September 30, 2006, WestJet's registered fleet consisted of 62 Boeing 737 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.A.

# WESTJET EXECUTIVE TEAM

## Board of Directors

**Clive Beddoe**
Executive Chairman and
Chief Executive Officer
WestJet Airlines Ltd.

**James Homeniuk**
Aircraft Maintenance Engineer
P.A.C.T. Representative
WestJet

**Ronald Greene**
Lead Director
President and Chief Executive Officer
Tortuga Investment Corp.

**Arthur Scace**
Non-Executive Chairman
The Bank of Nova Scotia

**Murph Hannon**
President
Murcon Development Ltd.

**Hugh Bolton**
Non-Executive Chairman
EPCOR Utilities Inc.
Lead Director
Matrikon Inc.

**Wilmot Matthews**
President
Marjad Inc.

**Allan Jackson**
President and Chief Executive Officer
Arci Ltd.
President and Chief Executive Officer
Jackson Enterprises Inc.

**Larry Pollock**
President and Chief Executive Officer
Canadian Western Bank and
Canadian Western Trust

**Brett Godfrey**
Chief Executive Officer
Virgin Blue Airlines

## Executives

**Clive Beddoe**
Executive Chairman
and Chief Executive Officer

**Sean Durfy**
President

**Don Bell**
Executive Vice-President
Culture

**Fred Ring**
Executive Vice-President
Corporate Projects

**Matthew Handford**
Executive Vice-President
People

**Bob Cummings**
Executive Vice-President
Guest Experience and Marketing

**Dr. Hugh Dunleavy**
Executive Vice-President
Commercial Distribution

**Ken McKenzie**
Executive Vice-President
Operations

**Janice Paget**
Vice-President Controller
and Co-Chief Financial Officer

**Derek Payne**
Vice-President
Finance and Corporate Services
and Co-Chief Financial Officer

Front Cover:
Masumi Jadwani, Analyst, Network Planning

Sean Durfy
President



It is never one person who builds the spirit and strength of a company and we are grateful for our more than 5,000 people who continue to commit their time and energy to making this airline a success.



# PRESIDENT'S MESSAGE TO SHAREHOLDERS

IT IS WITH GREAT PRIDE that I represent the WestJet executive team and deliver the positive news that WestJet finished the third quarter with our best quarterly results in history.

We reported record third quarter net earnings of $52.8 million, an increase of 74.5 per cent compared to $30.3 million in the third quarter of 2005. When combined with the strong results from the first two quarters of the year, our year-to-date net earnings grew to $88.0 million, a strong increase of 283.3 per cent from 2005's $23.0 million.

Our earnings per share was also record-breaking at 41 cents, as compared to 24 cents in the three months ended September 30, 2005; while record year-to-date earnings per share increased to 68 cents from 18 cents in the same period in 2005.

This is the fifth-consecutive quarter we concurrently increased capacity, yield and load factor from the respective prior-year quarter. Increases in these three areas once again illustrate our ability to grow our network while attracting guests.

Revenues grew this quarter to $502.6 million, an increase of 23.8 per cent, compared to $406.1 million in the same period in 2005. Year-to-date revenue grew to $1.3 billion, an increase of 28.1 per cent, compared to $1.0 billion in 2005. Ancillary revenue, including buy-on-board food, liquor, headsets, service fees and pay-per-view grew by 65 per cent from $13.4 million in 2005 to $22.1 million for the third quarter 2006.

Results for this quarter were outstanding across several key measures. Highlights include increased revenue per available seat mile (RASM), growing 5.6 per cent for the quarter from 14.4 cents to 15.2 cents; and 10.9 per cent for the year, to 14.3 cents from 12.9 cents in 2005.



**This is the fifth-consecutive quarter we concurrently increased capacity, yield and load factor from the respective prior-year quarter. Increases in these three areas once again illustrate our ability to grow our network while attracting guests.**



September 2006 represented the twelfth consecutive month of growth in load factor. Load factor for the quarter increased to 80.5 per cent from 78.6 per cent, an increase of 1.9 points. These gains occurred while capacity, measured in available seat miles (ASMs) increased to 3.31 billion from 2.82 billion, a 17.3 per cent increase. Our year-to-date load factor increased to 79.2 per cent, compared to 74.5 per cent in the same nine-month period in 2005, an increase of 4.7 points.

Although average trip length for the quarter increased to 1,154 miles, compared to 1,128 miles for third quarter 2005, yield (measured as revenue per revenue passenger mile) increased to 18.9 cents, up from 18.3 cents in the same period in 2005. Year to date, yield increased to 18.0 cents from 17.3 cents in 2005.



**We have both the leadership and experience of the founding team, as well as new executives who bring with them a fresh energy and vision.**



We grew our fleet to 62 registered aircraft, operating a total of 63 charter and scheduled destinations in Canada, the United States and the Caribbean. Our industry-leading performance this quarter included on-time performance of 87.7 per cent and a near perfect completion rate of 99.7 per cent.

A significant accomplishment for this quarter was our ability to control costs. Cost per available seat mile (CASM), excluding fuel, was down 1.1 per cent this quarter. This was a result of prudent cost management in all areas of the organization; the cost efficiency of operating and maintaining our fleet of Boeing Next-Generation 737 aircraft; and our use of technology, including self-serve kiosks and web check-in.

In addition to growing our financial numbers and controlling costs, we continue to experience a significant increase in our brand health and our guest loyalty measures, which continue to be key drivers in our growth equation and something each WestJet employee works towards increasing.

It is never one person who builds the spirit and strength of a company and we are grateful for our more than 5,000 people who continue to commit their time and energy to making this airline a success. As we accept the honour of being named Canada's most admired corporate culture for the second year in a row, we are all pleased to recognize the hard work and enthusiasm of our entire organization.



**We continue to experience a significant increase in our brand health and our guest loyalty measures, which continue to be key drivers in our growth.**



WestJet is a solid and established company with an entrepreneurial spirit which has shaped the success WestJet enjoys today. As we move forward, we have both the leadership and experience of the founding team, as well as new

executives who bring with them a fresh energy and vision that will carry this company to the next level.

On behalf of the executive team, we thank everyone for their continued support and dedication.



**Sean Durfy**
**President**
**WestJet Airlines Ltd.**

October 25, 2006

Linda Gagnon and Shirley Vanaelst
Executive Administrative Assistants





Our high-efficiency and low-cost philosophy is rooted throughout our entire operation and is the key to successfully managing our financial results.



# Forward-looking information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate," "believe," "estimate," "intend," "expect," "may," "will," "should," or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including available seat mile ("ASM"), cost per available seat mile ("CASM") defined as operating expenses divided by available seat miles, revenue per available seat mile ("RASM") defined as total revenue divided by available seat miles, and revenue per revenue passenger mile ("yield") defined as total revenue divided by revenue passenger miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance

**Quarterly unaudited financial information** (IN MILLIONS EXCEPT PER SHARE DATA)

| | Three Months Ended | | | |
|---|---|---|---|---|
| | Sept. 30 2006 | June 30 2006 | Mar. 31 2006 | Dec. 31 2005 |
| Total revenues | $ 503 | $ 425 | $ 388 | $ 368 |
| Net earnings | $ 53 | $ 22 | $ 13 | $ 1 |
| Basic earnings per share | $ 0.41 | $ 0.17 | $ 0.10 | $ 0.01 |
| Diluted earnings per share | $ 0.41 | $ 0.17 | $ 0.10 | $ 0.01 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | Sept. 30 2005 | June 30 2005 | Mar. 31 2005 | Dec. 31 2004[1] |
| Total revenues | $ 406 | $ 326 | $ 295 | $ 274 |
| Net earnings (loss) | $ 30 | $ 2 | $ (10) | $ (46) |
| Basic earnings (loss) per share | $ 0.24 | $ 0.02 | $ (0.08) | $ (0.37) |
| Diluted earnings (loss) per share | $ 0.23 | $ 0.02 | $ (0.08) | $ (0.37) |

(1) Includes writedown of $47,577,000 related to 200-series fleet impairment

with or an alternative for GAAP and may be different from measures used by other companies.

## Third Quarter Summary

We completed the quarter with strong revenue and operating results stimulated by the demand for our industry-leading service as well as a Company-wide effort to control costs. Our third quarter 2006 net earnings rose to $52.8 million, 74.5% higher than in the third quarter of 2005. Year to date, net earnings improved by 283.3%, from $23.0 million in 2005 to $88.0 million in the current year. Higher guest revenues, created by increased capacity, higher load factor and stronger yield and our persistent focus on cost control, drove growth in our net earnings during the current period.

This is the fifth consecutive quarter we concurrently increased capacity, yield and load factor from the respective prior year quarter. The synchronized increase in these three areas once again illustrate our ability to grow our network



**We strive to allocate our capacity within our network with the seasonal demand.**



while attracting incremental guests to experience our exceptional guest-centred service.

Despite an increase of 9.3% in our price of jet fuel per litre since the third quarter of 2005, our operating cost per available seat mile, including fuel, grew at a rate of just under one per cent. This was achieved through the improved efficiency and utilization of our new Next-Generation aircraft and our employees' efforts to contain controllable expenditures. Excluding fuel, our third quarter operating cost per available seat mile decreased by 1.1%.



James Homeniuk
Aircraft Maintenance Engineer

## Highlights

We experienced many highlights during this quarter, including higher load factor and stronger yield. We expanded our fleet by five 600-series aircraft secured by a final commitment from the Export Import Bank of the United States ("Ex-Im Bank"), bringing our total registered fleet size to 62 aircraft, as at September 30, 2006. We also finalized leasing terms for four Boeing 737 aircraft for delivery in 2007 and 2008.

During this quarter, we reorganized our executive team and welcomed a new member to our Board of Directors. We appointed Sean Durfy to President of the airline while Clive Beddoe maintains his role as Chief Executive Officer and Chairman of the Board. Mr. Durfy has been an active part of our Company and corporate culture for the past two years in his role as Executive Vice-President of Marketing, Sales and Airport Operations. We welcomed three new members to our executive team: Bob Cummings was appointed Executive Vice-President, Guest Experience and Marketing; Dr. Hugh Dunleavy became Executive Vice-President Commercial Distribution; and Ken McKenzie is our Executive Vice-President, Operations. All three individuals have proven track records within the Company and are strong and welcome additions. They join our existing executive team who are active in our continuous commitment to our culture and low-cost structure.

We also welcomed Mr. Brett Godfrey, co-founder and Chief Executive Officer of Virgin Blue Airlines, to our Board of Directors in August 2006.

## Operational Performance

Operational performance for this quarter was highlighted with improvements in our revenue per available seat mile (RASM). RASM, for this quarter, increased to 15.2 cents from 14.4 cents in third quarter 2005, an increase of 5.6%. RASM, a key indicator for managing our revenue, is calculated through a combination of load factor and yield.

We experienced an increase in our guest volumes, as evidenced by an increase of almost two points in our load factor for the third quarter of 2006, compared to the same quarter in 2005. We saw a 4.7 point increase in our year-to-date 2006 load factor, compared to the same period in 2005. Our increase in load factor during these periods is a notable accomplishment given that we grew our capacity by 17.3% in the third quarter and 15.3% in the first three quarters of 2006, compared to the respective periods in the previous year. At the same time, we successfully grew our third quarter yield to 18.9 cents from 18.3 cents over the same three months last year; and increased our yield to 18.0 cents for the first nine months of 2006 from 17.3 cents in the 2005 comparative period.

Our higher yield is partly attributed to fare increases sustained by a healthy revenue environment but is also due to the success of our revenue management process. During the third quarter, our average trip length increased from 1,128 to 1,154 miles, such that on a trip length adjusted basis, our yield improved by approximately four per cent.

Our ability to achieve a balance between yield and load factor is a challenging and important component to the success of our operations. This challenge is made more difficult during times of significant capacity growth. Assuming yield and seat capacity remain constant: we estimate the sensitivity of revenue to a one percentage point change in load factor is $22.3 million per annum while a one percent change in yield, on the same basis, is $17.5 million. Despite the complexities, our revenue management capabilities have largely contributed to our achieving improved yields and load factors.

During this quarter, we provided more long-haul flights to U.S. destinations than we did one year ago, causing our average stage length to increase to 850 miles from 811 miles in the comparative period last year. For the same reason, we flew an average stage length of 835 miles in the first nine months of 2006 as compared to 805 miles in the same period in 2005.

**Operational Performance**

| | Three Months Ended Sept. 30 | | | Nine Months Ended Sept. 30 | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | % increase (decrease) | 2006 | 2005 | % increase (decrease) |
| Available seat miles | 3,310,271,095 | 2,821,051,988 | 17.3% | 9,209,620,042 | 7,985,225,263 | 15.3% |
| Revenue passenger miles | 2,663,252,640 | 2,217,846,200 | 20.1% | 7,289,503,110 | 5,950,820,464 | 22.5% |
| Load factor | 80.5% | 78.6% | 2.4% | 79.2% | 74.5% | 6.3% |
| Revenue per passenger mile (cents) | 18.9 | 18.3 | 3.3% | 18.0 | 17.3 | 4.0% |
| Revenue per available seat mile (cents) | 15.2 | 14.4 | 5.6% | 14.3 | 12.9 | 10.9% |
| Cost per passenger mile (cents) | 15.5 | 15.8 | (1.9%) | 15.9 | 16.4 | (3.0%) |
| Cost per available seat mile (cents) | 12.5 | 12.4 | 0.8% | 12.6 | 12.2 | 3.3% |
| Fuel consumption (litres) | 163,679,642 | 144,380,341 | 13.4% | 452,357,964 | 418,470,602 | 8.1% |
| Fuel cost/litre (cents) | 72.8 | 66.6 | 9.3% | 70.6 | 61.0 | 15.7% |
| Segment guests | 2,956,996 | 2,522,782 | 17.2% | 8,278,592 | 6,974,081 | 18.7% |
| Average stage length | 850 | 811 | 4.8% | 835 | 805 | 3.7% |
| Number of full-time equivalent employees quarter end | 4,903 | 4,208 | 16.5% | 4,903 | 4,208 | 16.5% |
| Fleet size at quarter end | 62 | 57 | 8.8% | 62 | 57 | 8.8% |
| Aircraft available for use | 62 | 57 | 8.8% | 62 | 57 | 8.8% |

The third quarter is typically one of the busiest periods in our business, as there is a seasonal increase in demand for leisure travel to visit friends and families or to enjoy Canadian vacation destinations during the summer. To manage the inherent variability in air travel and to maximize our resources, we strive to allocate our capacity within our network with the seasonal demand.



Capacity, Load Factor & Yield % Growth
(QUARTER OVER QUARTER COMPARISON)
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Q3 '06 vs. Q3 '05
Q2 '06 vs. Q2 '05
Q1 '06 vs. Q1 '05
Q4 '05 vs. Q4 '04
Q3 '05 vs. Q3 '04
Per cent capacity increase
Per cent load factor increase
Per cent yield increase


## Income Statement

**REVENUE**

We grew our guest revenues by $85.2 million in the three months ended September 30, 2006 to $453.5 million, up from $368.3 million in the third quarter of 2005. We increased our 2006 year-to-date guest revenues to $1.1 billion from $879.7 million in the same period last year. The increase in guest revenues can be attributed to modest fare increases; and a stronger demand for the WestJet brand and air travel in general.

While we focus on sustainable cost management to improve our financial performance, we also expand alternative revenue channels to complement our primary revenue generating activity of providing scheduled flight services. WestJet Vacations is our most recent and significant endeavour in this area. This wholly owned subsidiary of WestJet Airlines Ltd., was launched in the second quarter of this year and offers travellers the ability to plan their vacation, including hotels, car rentals, attractions and insurance, in one convenient package. During the quarter, we enhanced this valuable service by introducing a website dedicated to travel agents. Bookings through WestJet Vacations have been strong to date and we are confident that this revenue channel will continue to grow.

**UNIT COSTS**

Our high-efficiency and low-cost philosophy is rooted throughout our entire operation and is the key to successfully managing our financial results, through an often difficult and challenging high-cost environment.

To achieve our objectives, we strive to contain controllable costs, partly by improving productivity and efficiencies throughout our Company. The higher efficiency of our single-type fleet plays a fundamental role to help offset uncontrollable cost pressures, mainly related to fuel. In the third quarter of 2006, our aircraft were deployed into revenue service, on average, for 11.8 block hours per day as compared to 11.1 block hours per day in the same period in 2005, a utilization increase of 6.3%. For the first nine months of this year, our aircraft utilization was 11.8 block hours per day versus 11.2 block hours per day in the first three quarters of 2005, an increase of 5.4%. Increasing the productivity of our aircraft allows us to generate incremental revenue from higher utilization and spread our fixed costs over more flight hours.

**Revenue per available seat mile** (RASM) (in cents)

| | Three Months Ended Sept. 30 | | | Nine Months Ended Sept. 30 | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | % increase (decrease) | 2006 | 2005 | % increase (decrease) |
| Guest revenues | 13.7 | 13.0 | 5.4% | 12.5 | 11.0 | 13.6% |
| Charter and other | 1.4 | 1.3 | 7.7% | 1.7 | 1.8 | (5.6%) |
| Interest income | 0.1 | 0.1 | 0.0% | 0.1 | 0.1 | 0.0% |
| | 15.2 | 14.4 | 5.6% | 14.3 | 12.9 | 10.9% |

Excluding the cost of fuel, our third quarter CASM decreased by 1.1% to 8.9 cents per ASM from 9.0 cents in the same period last year. Our year-to-date CASM, excluding fuel, increased by 1.1% to 9.1 cents in the first nine months of the year from 9.0 cents during the first three quarters of 2005.

During the third quarter, we experienced an increase of 9.3% in our cost of fuel per litre and a weighted average increase of 6.8% in airport rates and fees, as compared to the same period one year ago. At the same time, our total operating CASM, including fuel, grew at a slower pace of 0.8%, remaining almost flat at 12.5 cents from 12.4 cents in the same prior-year period. This is a notable accomplishment when we take into consideration the record-high fuel price environment we have been operating in over the past three months.

Overall, changes in our total unit operating costs during the quarter was primarily a result of higher fuel, airport, flight operations and interest costs, which were offset by reduced maintenance, aircraft rental and general and administration expenses.

**Fuel**

Our third quarter fuel cost per ASM increased by 5.9%, compared to the same quarter in 2005, and grew by 9.4% in the first nine months of 2006 compared to the same period in 2005.

Oil prices continued to rise steadily during the quarter to an average WTI US $70.44 per barrel from an average WTI US $63.08 per barrel in the same quarter last year, impacting our third quarter CASM by almost three per cent. Although oil prices have fallen, since reaching a record high in July 2006, they still remain at historically elevated levels.

Our investment in new Next-Generation aircraft, with improved fuel efficiency, helps us combat uncertainties in rising fuel costs. We further enhanced the effectiveness of our fleet by adding blended winglet technology on our larger 737-700 and 737-800 aircraft. As a result of operating a high fuel-efficiency fleet, our CASM associated with fuel has increased at a slower rate of 5.9% during the quarter than our 9.3% increase in our cost per litre to purchase fuel in the same quarter of 2006.



**We experienced many highlights during this quarter, including higher load factors and stronger yield.**



**Airport operations**

Our unit costs per ASM associated with airport operations increased by 5.3% from 1.9 cents in the third quarter of 2005 to 2.0 cents in the third quarter of this year, with a similar increase in our year-to-date airport unit costs. A significant driver of this increase can be attributed to the higher

**Cost per available seat mile (CASM) (in cents)**

| | Three Months Ended Sept. 30<br>% of Expenses | Three Months Ended Sept. 30<br>2006 | 2005 | % increase (decrease) | Nine Months Ended Sept. 30<br>2006 | 2005 | % increase (decrease) |
|---|---|---|---|---|---|---|---|
| Aircraft fuel | 28.9% | 3.6 | 3.4 | 5.9% | 3.5 | 3.2 | 9.4% |
| Airport operations | 15.6% | 2.0 | 1.9 | 5.3% | 2.1 | 2.0 | 5.0% |
| Flight operations and navigational charges | 15.1% | 1.9 | 1.8 | 5.6% | 1.8 | 1.7 | 5.9% |
| Sales and marketing | 9.9% | 1.2 | 1.2 | 0.0% | 1.2 | 1.1 | 9.1% |
| Depreciation and amortization | 7.1% | 0.9 | 0.9 | 0.0% | 0.9 | 1.0 | (10.0%) |
| Interest expense | 4.5% | 0.6 | 0.5 | 20.0% | 0.5 | 0.5 | 0.0% |
| General and administration | 4.3% | 0.5 | 0.6 | (16.7%) | 0.6 | 0.6 | 0.0% |
| Inflight | 4.3% | 0.5 | 0.5 | 0.0% | 0.5 | 0.5 | 0.0% |
| Aircraft leasing | 4.3% | 0.5 | 0.7 | (28.6%) | 0.6 | 0.6 | 0.0% |
| Maintenance | 4.0% | 0.5 | 0.6 | (16.7%) | 0.6 | 0.7 | (14.3%) |
| Guest services | 2.0% | 0.3 | 0.3 | 0.0% | 0.3 | 0.3 | 0.0% |
| | 100.0% | 12.5 | 12.4 | 0.8% | 12.6 | 12.2 | 3.3% |

landing fees we incur on the larger Next-Generation aircraft compared to that of our older 727-200 series aircraft.

In addition, we have further enhanced our network, since this same period one year ago, by flying to more American destinations, and allocating more capacity to Canada's largest air travel market, Toronto. Although these destinations carry higher airport landing and terminal fees, these network enhancements were necessary to meet the needs of our guests and have proven to be successful.

**Flight operations and navigational charges**

Costs per ASM for our third quarter flight operations and navigational charges increased by 5.6% to 1.9 cents per unit, from 1.8 cents per unit in the same quarter last year; and grew by 5.9% in the first nine months of 2006 from the comparative prior-year period.



**We have further enhanced our network, since this same period one year ago, by flying to more American destinations, and allocating more capacity to Canada's largest air travel market, Toronto.**



In the first quarter of this year, we amended our pilot agreement to allow for more flexibility and choices in our pilot compensation plan by offering the alternative of receiving various levels of cash in lieu of stock options. In the first year of this new agreement, we will be incurring both a cash expense and stock based compensation expense related to options granted in 2006 under the old pilot agreement. As such, we incurred expenses of $3.8 million for this quarter and $6.4 million year to date 2006, for those pilots that elected to receive cash, rather than a certain portion of stock options, in 2007.

**Sales and Marketing**

During the first nine months of 2006, our sales and marketing expenses per ASM increased by 9.1% from 1.1 cents to 1.2 cents in the same period this year. To better leverage our travel agent distribution channel, we offered travel agents higher incentives to encourage them to book their customers on WestJet. This distribution channel comprised approximately 37% of our total net bookings in the third quarter of 2006, an increase of 9.7% since the same period last year, and approximately 37% in the current year-to-date period, compared to approximately 34% in the first nine months of 2005.

Despite this increase in travel agent commissions, we were able to control our other costs related to sales and marketing. Our successful cost-control efforts in this area are reflected in our third quarter sales and marketing unit costs, which remained stable at 1.2 cents per ASM from the comparative period in 2005.

**Depreciation and amortization**

Our depreciation and amortization unit costs remained constant at 0.9 cents per ASM from the third quarter of last year and decreased by 10.0% when comparing the first nine months of this year to the same period last year. The year-to-date decrease resulted from a one-time adjustment required as a result of the early disposal of our 737-200 capital leases.

**Interest expense**

Our interest expense is primarily driven by our financing arrangements on our owned aircraft. Our third quarter interest expense unit costs increased by 20.0% compared to the same period in 2005, as a result of our financing of an additional 15 Next-Generation aircraft since the end of the third quarter in 2005. These aircraft were financed with low interest rate debt supported by Ex-Im Bank guarantees, which allowed us to secure 12-year fixed interest rate debt in Canadian dollars that brings our total Company weighted average interest rate to approximately 5.4% on all of our debt.



Gisete Kriwokon
Lead, Aircraft Appearance

**General and administration**

We improved our general and administration unit expenses by 16.7%, in the third quarter of 2006 compared to the same quarter last year. General and administration expenses comprise a large portion of our fixed costs associated with operating our airline and include activities such as legal, purchasing, accounting and real estate services. The decline in our general and administration CASM is partly due to a decline in legal fees since the settlement of our lawsuit with Air Canada.

**Aircraft leasing**

Unit costs associated with our leased aircraft decreased by 28.6% in the three months ending September 30, 2006, compared to the third quarter in the prior year. Last year, we incurred lease payments on five 737-200s, 13 737-700s and five 737-800s. In the third quarter of this year, we only incurred lease payments on the same 737-700s and 737-800s as the leases on the 737-200s were surrendered or expired in the first quarter of this year.

**Maintenance**

We achieved a 16.7% improvement in our third quarter maintenance unit costs and a 14.3% decrease in our year-to-date maintenance unit costs, compared to the same respective periods in 2005. We have gained several operating and financial benefits from our investment in new aircraft within the Next-Generation family.

**Income tax**

Current tax expense of $2.3 million combined with the future tax provision of $31.9 million, resulted in a net income tax expense of $34.2 million and an effective tax rate of 27.95% for the nine months ended September 30, 2006. Overall our total year to date tax expense is lower than otherwise expected due to the federal government, along with several provincial governments, substantively enacting corporate tax rate reductions in the second quarter 2006. The revaluation of our future tax liability resulted in an approximate $11.2 million recovery of future income tax expense in the second quarter of 2006. The federal government also eliminated the large corporations tax (LCT) effective January 1, 2006, which created a reversal of approximately $1 million of LCT already accrued in the year. Although these items were recorded in the second quarter, they continue to impact our year-to-date calculations.

## Financial Position

We continue to see improvement in our financial strength, as indicated in our debt-to-equity and working capital ratios. This has arisen partly from favourable travel bookings conditions and a rationalized fare environment, as well as through the direct result of our cost-management actions taken to improve our operational effectiveness.

From January to September of this year, we continued to grow our fleet and accepted delivery of 10 737-600 aircraft and one 737-700 aircraft, all of which were acquired under our Ex-Im Bank supported fleet acquisition plan. The acquisition of these aircraft resulted in a $380.8 million addition to our debt bringing our total debt-to-equity ratio to 2.4 to 1, a decrease from 2.5 to 1 at year-end 2005. Included in this debt is off-balance sheet debt related to aircraft operating leases of $433.2 million. We believe that this low debt-to-equity ratio, supplemented by our healthy cash reserves of $378.9 million provides us with sufficient flexibility to continue to grow our network and services, while providing enough of a cushion should we encounter economic uncertainties. At September 30, 2006, $8.6 million of stock based compensation expense was included in contributed surplus related to expired stock options,

$97,000 of which related to option expiries in the third quarter of 2006.

By the end of the third quarter of this year, our working capital ratio strengthened to 0.93 to 1, as compared to 0.86 to 1 at the end of the same quarter one year ago and 0.85 to 1 at the end of 2005.

As at October 20, 2006, we had 129,578,305 shares outstanding: 122,988,555 common voting shares and 6,589,750 variable voting shares, as well as 15,402,249 stock options outstanding.



Carolyn McArthur
Coordinator, Maintenance Staff Scheduling

**OPERATING CASH FLOW**

Our operations produced $28.6 million more cash during the third quarter of 2006 compared to the same quarter in 2005 and increased to $279.4 million during the first three quarters of this year compared to $209.0 million in the same period in 2005. Our higher cash flows from operating activities were primarily driven by higher revenues and our continued efforts on controlling expenditures in the current nine-month period versus the same period in 2005.

A key indicator of our future performance is advanced ticket sales. Typically, advanced ticket sales at the end of the third quarter decline due to slower bookings for travel in the winter season. However, this year our advanced ticket sales have grown to $166.2 million at the end of September 2006 from $132.5 million at the end of the third quarter last year and $127.5 million at year-end 2005, representing a 25.4% and 30.4% increase, respectively. At the end of the current third quarter, 31.3% of our advanced bookings were associated with future travel to our transborder and international destinations. As the slower winter travel season approaches in the coming months, the increase in advanced bookings demonstrates our ability to manage our seasonal capacity and scheduled network to lessen the variability of seasonality inherent in our business.

**FINANCING CASH FLOW**

Our financing activities provided cash totalling $117.0 million in the third quarter of 2006 compared to $85.3 million in the same period in 2005 and $264.9 million in the year-to-date period ended September 30, 2006, compared to $47.8 million in the same period last year. Our current year financing cash received was primarily from long-term debt funds to purchase 10 737-600s and one 737-700 aircraft during the first nine months of 2006, with five of the 737-600s received in the current third quarter. In the previous year, we financed one 737-600 and two 737-700 aircraft in the third quarter.

In the beginning of the third quarter of this year, we completed a debt financing facility (the "Facility") supported by loan guarantees from the Ex-Im Bank for US $191.1 million. The Facility supports the purchase of five Boeing Next-Generation 737-600s and one 737-700 series aircraft. By the end of the third quarter of 2006, the five 737-600s have been received, with the remaining 737-700 to be received in December of 2006.

We are continually examining the mix of leased and debt-financed aircraft to ensure we achieve the optimal balance to maintain a conservatively leveraged balance sheet and ample cash reserves. In addition to our Ex-Im Bank supported debt financed aircraft, we also finalized leasing terms with Singapore Aircraft Leasing Enterprise in the beginning of the current third quarter for four Boeing Next-Generation 737 aircraft to be delivered in late 2007 and early 2008.

**INVESTING CASH FLOW**

In the third quarter of 2006, we invested $184.3 million in five 737-600 aircraft compared to $128.4 million for one 737-600 and two 737-700s in the same quarter last year. In the first nine-months of 2006, we invested $425.0 million versus $148.4 million in the same period last year. So far in 2006, we purchased 10 737-600s and one 737-700 aircraft, 85% of which were funded through low-interest rate debt, while the remaining portion is financed with our own equity. In the comparative prior year period, we acquired eight aircraft under sale and leaseback agreements and financed three aircraft.

During the year we also spent $35.1 million in information technology related costs and aircraft associated parts, $7.9 million of which was spent in the current quarter. A portion of our information technology investment related to the further development of our new reservation system, which we expect to launch in 2007.



**We have further enhanced our network, since this same period one year ago, by flying to more American destinations, and allocating more capacity to Canada's largest air travel market, Toronto.**



Our investment in new aircraft and a new reservation system is important to our growth plans. The development of a new reservation system allows us improved inventory and fare management, and creates opportunities for us to partner with other airlines, should we choose to do so, to better serve more guests. This system can accommodate the growth of our network, allowing us to serve more guests through agreements with partnering airlines without incurring the high infrastructure costs otherwise required.

The addition of new aircraft allows us to grow our infrastructure by adding capacity and new routes to meet the needs of Canadian travellers. At the end of the third quarter in 2006, we had commitments to take delivery of a total of 14 Next-Generation aircraft. In the remainder of 2006 we will receive one 737-700. In 2007 we will receive six 737-700s and one 737-800. In 2008, we will accept delivery of five 737-700s and one 737-800. To further support our future growth we are considering opportunities to add capacity when appropriate.

## Moving Forward

Looking forward to the fourth quarter, we expect our capacity to grow by approximately 23 per cent over the same quarter in 2005. Our decision to early retire our 737-200 fleet resulted in aircraft being taken out of service in the fourth quarter of last year and thereby, reduced our capacity in that period. This capacity reduction in the previous year drives the magnitude of our increase in our current fourth quarter year-over-year growth.

In spite of the significant increase in our system-wide capacity in the present fourth quarter, we are extremely pleased that our RASM performance is keeping pace thus far with our RASM results in the same period last year. These results are encouraging as we approach the completion of our 2006 fiscal year.

Our employees are devoted to our standards of creating a high-efficiency operation while striving to achieve sustainable low-costs in order to provide our guests with a high-value affordable product. For the second year in a row, we have been recognized by Waterstone Human Capital Ltd., for having Canada's most admired corporate culture. As we begin the last quarter of 2006, we are confident that our award winning, nationally recognized, culture will continue to attract guests.

October 25, 2006

# CONSOLIDATED BALANCE SHEETS

## WestJet Airlines Ltd.

September 30, 2006, December 31, 2005 and September 30, 2005 (Unaudited)
(Stated in Thousands of Dollars)

| | September 30 2006 | December 31 2005 | September 30 2005 |
|---|---|---|---|
| Assets | | | |
| Current assets: | | | |
| Cash and cash equivalents (note 3) | $ 378,944 | $ 259,640 | $ 256,961 |
| Accounts receivable | 11,616 | 8,022 | 10,848 |
| Income taxes recoverable | 14,162 | 13,909 | 6,698 |
| Prepaid expenses and deposits | 34,931 | 31,746 | 33,034 |
| Inventory | 5,161 | 6,259 | 3,570 |
| | 444,814 | 319,576 | 311,111 |
| Property and equipment (note 1) | 2,149,757 | 1,803,497 | 1,675,187 |
| Other assets | 103,719 | 90,019 | 86,489 |
| | $ 2,698,290 | $ 2,213,092 | $ 2,072,787 |
| Liabilities and Shareholders' Equity | | | |
| Current liabilities: | | | |
| Accounts payable and accrued liabilities (note 5(c)) | $ 129,601 | $ 100,052 | $ 93,775 |
| Advance ticket sales | 166,183 | 127,450 | 132,509 |
| Non-refundable guest credits | 34,465 | 32,814 | 27,754 |
| Current portion of long-term debt (note 2) | 146,334 | 114,115 | 104,308 |
| Current portion of obligations under capital lease (note 5(b)) | 351 | 2,466 | 2,769 |
| | 476,934 | 376,897 | 361,115 |
| Long-term debt (note 2) | 1,297,265 | 1,044,719 | 938,865 |
| Obligations under capital lease (note 5(b)) | 1,573 | 1,690 | 878 |
| Other liabilities | 14,331 | 16,982 | 16,092 |
| Future income tax | 134,519 | 102,651 | 94,768 |
| | 1,924,622 | 1,542,939 | 1,411,718 |
| Shareholders' equity: | | | |
| Share capital (note 4(a)) | 429,711 | 429,613 | 426,172 |
| Contributed surplus (note 4(e)) | 54,485 | 39,093 | 34,487 |
| Retained earnings | 289,472 | 201,447 | 200,410 |
| | 773,668 | 670,153 | 661,069 |
| Commitments and contingencies (note 5) | | | |
| | $ 2,698,290 | $ 2,213,092 | $ 2,072,787 |

# CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

## WestJet Airlines Ltd.

For the periods ended September 30, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

| | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Revenues: | | | | |
| Guest revenues | $ 453,526 | $ 368,349 | $ 1,147,301 | $ 879,650 |
| Charter and other | 45,142 | 35,963 | 158,680 | 143,391 |
| Interest income | 3,942 | 1,823 | 9,536 | 4,114 |
| | 502,610 | 406,135 | 1,315,517 | 1,027,155 |
| Expenses: | | | | |
| Aircraft fuel | 119,154 | 96,117 | 319,199 | 255,144 |
| Airport operations | 64,426 | 54,155 | 191,295 | 162,573 |
| Flight operations and navigational charges | 62,253 | 49,661 | 167,522 | 136,010 |
| Sales and marketing | 40,985 | 34,492 | 113,029 | 87,083 |
| Depreciation and amortization | 29,495 | 27,109 | 81,327 | 78,985 |
| Interest expense | 18,446 | 13,866 | 50,899 | 40,679 |
| General and administration | 17,859 | 16,753 | 57,916 | 51,874 |
| Inflight | 17,834 | 13,469 | 48,610 | 39,180 |
| Aircraft leasing | 17,682 | 19,412 | 53,785 | 46,426 |
| Maintenance | 16,415 | 18,053 | 54,015 | 56,601 |
| Guest services | 8,269 | 7,256 | 23,252 | 19,863 |
| | 412,818 | 350,343 | 1,160,849 | 974,418 |
| Earnings from operations | 89,792 | 55,792 | 154,668 | 52,737 |
| Non-operating income (expense): | | | | |
| Gain (loss) on foreign exchange | 201 | (2,378) | (2,751) | (2,483) |
| Gain (loss) on disposal of property and equipment | (9) | 392 | 792 | 475 |
| Non-recurring expenses (note 5(c)) | — | — | (15,600) | — |
| | 192 | (1,986) | (17,559) | (2,008) |
| Employee profit share (note 6) | (9,960) | (5,276) | (14,929) | (5,276) |
| Earnings before income taxes | 80,024 | 48,530 | 122,180 | 45,453 |
| Income tax (expense) recovery (note 7): | | | | |
| Current | (740) | 1,206 | (2,284) | 4,958 |
| Future | (26,474) | (19,476) | (31,871) | (27,447) |
| | (27,214) | (18,270) | (34,155) | (22,489) |
| Net earnings | $ 52,810 | $ 30,260 | $ 88,025 | $ 22,964 |

# CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Continued)

**WestJet Airlines Ltd.**

For the periods ended September 30, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

| | Three Months Ended September 30 2006 | Three Months Ended September 30 2005 | Nine Months Ended September 30 2006 | Nine Months Ended September 30 2005 |
|---|---|---|---|---|
| Retained earnings, beginning of period | $ 236,662 | $ 170,150 | $ 201,447 | $ 177,446 |
| Net earnings | 52,810 | 30,260 | 88,025 | 22,964 |
| Retained earnings, end of period | $ 289,472 | $ 200,410 | $ 289,472 | $ 200,410 |
| Earnings per share (note 4(c)): | | | | |
| Basic | $ 0.41 | $ 0.24 | $ 0.68 | $ 0.18 |
| Diluted | $ 0.41 | $ 0.23 | $ 0.68 | $ 0.18 |
| Operating highlights: | | | | |
| Available seat miles | 3,310,271,095 | 2,821,051,988 | 9,209,620,042 | 7,985,225,263 |
| Revenue passenger miles | 2,663,252,640 | 2,217,846,200 | 7,289,503,110 | 5,950,820,464 |
| Load factor | 80.5% | 78.6% | 79.2% | 74.5% |
| Revenue per passenger mile (cents) | 18.9 | 18.3 | 18.0 | 17.3 |
| Revenue per available seat mile (cents) | 15.2 | 14.4 | 14.3 | 12.9 |
| Cost per passenger mile (cents) | 15.5 | 15.8 | 15.9 | 16.4 |
| Cost per available seat mile (cents) | 12.5 | 12.4 | 12.6 | 12.2 |
| Fuel consumption (litres) | 163,679,642 | 144,380,341 | 452,357,964 | 418,470,602 |
| Fuel cost/litre (cents) | 72.8 | 66.6 | 70.6 | 61.0 |
| Segment guests | 2,956,996 | 2,522,782 | 8,278,592 | 6,974,081 |
| Average stage length | 850 | 811 | 835 | 805 |
| Number of full-time equivalent employees at quarter end | 4,903 | 4,208 | 4,903 | 4,208 |
| Fleet size at quarter end | 62 | 57 | 62 | 57 |
| Aircraft available for use | 62 | 57 | 62 | 57 |

# CONSOLIDATED STATEMENTS OF CASH FLOWS

## WestJet Airlines Ltd.

For the periods ended September 30, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars)

| | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Cash provided by (used in): | | | | |
| Operating activities: | | | | |
| Net earnings | $ 52,810 | $ 30,260 | $ 88,025 | $ 22,964 |
| Items not involving cash: | | | | |
| Depreciation and amortization | 29,495 | 27,109 | 81,327 | 78,985 |
| Amortization of other liabilities | (217) | (217) | (651) | (387) |
| Amortization of hedge settlements | 348 | 348 | 1,043 | 1,043 |
| Loss (gain) on disposal of property and equipment | 9 | (392) | (792) | (475) |
| Stock-based compensation expense | 5,397 | 4,875 | 15,497 | 12,960 |
| Issued from treasury stock | — | 5,780 | — | 15,993 |
| Future income tax expense | 26,474 | 19,476 | 31,871 | 27,447 |
| Decrease (increase) in non-cash working capital | (26,501) | (28,062) | 63,070 | 50,475 |
| | 87,815 | 59,177 | 279,390 | 209,005 |
| Financing activities: | | | | |
| Repayment of long-term debt | (36,758) | (23,950) | (96,005) | (71,779) |
| Increase in long-term debt | 164,573 | 112,016 | 380,770 | 112,016 |
| Decrease in obligations under capital lease | (85) | (2,429) | (395) | (5,317) |
| Increase (decrease) in other liabilities | — | (50) | — | 8,480 |
| Share issuance costs | — | (150) | (10) | (183) |
| Increase in other assets | (10,718) | (5,740) | (18,425) | (13,941) |
| Issuance of common shares | — | 5,886 | — | 19,382 |
| Increase in non-cash working capital | — | (264) | (1,071) | (837) |
| | 117,012 | 85,319 | 264,864 | 47,821 |
| Investing activities: | | | | |
| Aircraft additions | (176,502) | (123,016) | (395,117) | (514,134) |
| Aircraft disposals | 6 | 4,523 | 3,766 | 401,201 |
| Other property and equipment additions | (7,926) | (10,355) | (35,145) | (35,968) |
| Other property and equipment disposals | 74 | 433 | 1,546 | 504 |
| | (184,348) | (128,415) | (424,950) | (148,397) |
| Increase in cash | 20,479 | 16,081 | 119,304 | 108,429 |
| Cash, beginning of period | 358,465 | 240,880 | 259,640 | 148,532 |
| Cash, end of period | $ 378,944 | $ 256,961 | $ 378,944 | $ 256,961 |

Cash is defined as cash and cash equivalents.

Cash interest paid during the three and nine months ended September 30, 2006 were $17,240,000 (2005 – $13,355,000) and $47,731,000 (2005 – $40,416,000), respectively.

Net cash taxes paid during the three and nine months ended September 30, 2006 were $489,000 (2005 – $2,137,000) and $2,537,000 (2005 – $5,005,000), respectively.

## WestJet Airlines Ltd.

For the periods ended September 30, 2006 and 2005 (Unaudited)
(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2005.

The Corporation's business is seasonal in nature with varying levels of activity throughout the year. The Corporation experiences increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period.

1. **Property and equipment:**

| September 30, 2006 | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Aircraft | $ 2,040,824 | $ 163,069 | $ 1,877,755 |
| Ground property and equipment | 152,621 | 61,335 | 91,286 |
| Spare engines and parts | 85,596 | 11,943 | 73,653 |
| Buildings | 39,501 | 4,564 | 34,937 |
| Leasehold improvements | 6,769 | 4,430 | 2,339 |
| Other assets under capital lease | 2,481 | 569 | 1,912 |
| | 2,327,792 | 245,910 | 2,081,882 |
| Deposits on aircraft | 39,971 | — | 39,971 |
| Assets under development | 27,904 | — | 27,904 |
| | $ 2,395,667 | $ 245,910 | $ 2,149,757 |

| December 31, 2005 | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Aircraft – Next-Generation | $ 1,619,850 | $ 102,914 | $ 1,516,936 |
| Ground property and equipment | 135,217 | 52,664 | 82,553 |
| Spare engines and parts – Next-Generation | 67,960 | 8,029 | 59,931 |
| Buildings | 39,636 | 3,825 | 35,811 |
| Leasehold improvements | 6,302 | 3,992 | 2,310 |
| Other assets under capital lease | 2,289 | 198 | 2,091 |
| Spare engines and parts – 200-series | 12,547 | 11,128 | 1,419 |
| Aircraft – 200-series | 3,892 | 2,861 | 1,031 |
| Aircraft under capital lease | 19,475 | 19,475 | — |
| | 1,907,168 | 205,086 | 1,702,082 |
| Deposits on aircraft | 73,493 | — | 73,493 |
| Assets under development | 27,922 | — | 27,922 |
| | $ 2,008,583 | $ 205,086 | $ 1,803,497 |



1. **Property and equipment (continued):**

| September 30, 2005 | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Aircraft – Next-Generation | $ 1,448,795 | $ 85,061 | $ 1,363,734 |
| Ground property and equipment | 133,372 | 48,144 | 85,228 |
| Spare engines and parts – Next-Generation | 65,797 | 7,226 | 58,571 |
| Buildings | 39,636 | 3,579 | 36,057 |
| Leasehold improvements | 6,451 | 3,825 | 2,626 |
| Spare engines and parts – 200-series | 15,375 | 12,577 | 2,798 |
| Aircraft – 200-series | 62,776 | 58,664 | 4,112 |
| Aircraft under capital lease | 31,755 | 30,848 | 907 |
| | 1,803,957 | 249,924 | 1,554,033 |
| Deposits on aircraft | 96,829 | — | 96,829 |
| Assets under development | 24,325 | — | 24,325 |
| | $ 1,925,111 | $ 249,924 | $ 1,675,187 |

During the three and nine months ended September 30, 2006, property and equipment was acquired at an aggregate cost of $NIL (2005 – $79,000) and $172,000 (2005 – $1,117,000), respectively, by means of capital leases.

2. **Long-term debt:**

| | September 30 2006 | December 31 2005 | September 30 2005 |
|---|---|---|---|
| $1,671,656,000 in 44 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal installments ranging from $674,000 to $955,000, including fixed interest at a weighted average rate of 5.32%, maturing between 2014 and 2018. These facilities are guaranteed by the Ex-Im Bank and secured by 31 700-series aircraft and 13 600-series aircraft. | $ 1,390,455 | $ 1,114,506 | $ 998,226 |
| $35,000,000 in three individual term loans, repayable in monthly installments ranging from $104,000 to $166,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 6.88% as at September 30, 2006, maturing in 2008 and 2011, secured by three Next-Generation flight simulators. | 26,911 | 19,615 | 20,125 |
| $16,968,000 in 24 individual term loans, amortized on a straight-line basis over a five-year term, repayable in quarterly principal installments ranging from $29,000 to $47,000, including floating interest at the Canadian LIBOR rate plus 0.08% with a weighted average effective interest rate of 4.39% as at September 30, 2006 maturing between 2009 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft. | 12,547 | 10,462 | 7,880 |

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

2. Long-term debt (continued):

| | September 30 2006 | December 31 2005 | September 30 2005 |
|---|---|---|---|
| $12,000,000 term loan repayable in monthly installments of $108,000 including interest at 9.03% maturing April 2011, secured by the Calgary hangar facility. | 10,512 | 10,767 | 10,830 |
| $4,550,000 term loan repayable in monthly installments of $50,000 including floating interest at the bank's prime plus 0.50%, with an effective interest rate of 6.50% as at September 30, 2006, maturing April 2013, secured by the Calgary hangar facility. | 3,174 | 3,484 | 3,585 |
| $22,073,000 in six individual term loans, repayable in monthly installments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% having matured in October 2005. | — | — | 2,527 |
| | 1,443,599 | 1,158,834 | 1,043,173 |
| Less current portion | 146,334 | 114,115 | 104,308 |
| | $ 1,297,265 | $ 1,044,719 | $ 938,865 |

Future scheduled repayments of long-term debt are as follows:

| | |
|---|---|
| 2006 | $ 36,554 |
| 2007 | 146,397 |
| 2008 | 159,599 |
| 2009 | 143,767 |
| 2010 | 142,967 |
| 2011 and thereafter | 814,315 |
| | $ 1,443,599 |

During the quarter ended September 30, 2006, the Corporation converted US $191.1 million of preliminary commitments with the Export-Import Bank of the United States ("Ex-Im Bank") into a final commitment to support the acquisition of five Boeing Next-Generation 737-600 aircraft and one Boeing Next-Generation 737-700 aircraft and their related live satellite television systems, to be delivered between July and December 2006. The Corporation also has a total preliminary commitment from Ex-Im Bank for US $247.8 million for seven aircraft to be delivered between 2007 and 2008.

The Corporation will be charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank facility, payable at specified dates and upon delivery of an aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

During the quarter ended September 30, 2006, the Corporation completed financing arrangements for US $191.1 million supported by loan guarantees from the Ex-Im Bank on six aircraft as outlined above. This facility will be drawn in Canadian dollars, in separate instalments, with 12-year terms for each new aircraft. Each loan will be amortized on a straight-line basis over the 12-year term in quarterly principal instalments, and interest calculated on the outstanding balance. As at September 30, 2006, the Corporation has taken delivery of five aircraft under this facility and has drawn a total of CAD $164.6 million (US $146.5 million).

3. **Financial Instruments:**

At September 30, 2006, the Corporation had US dollar cash and cash equivalents totalling US $34,838,000 (December 31, 2005 – US $35,453,000, September 30, 2005 – US $34,022,000).

As at September 30, 2006 cash and cash equivalents include US $5,033,000 of restricted cash (December 31, 2005 – US $6,317,000, September 30, 2005 – US $2,666,000).

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.11 for the payment period from October 2006 to March 2007 to hedge a portion of the Corporation's committed US dollar lease payments during the same period. The estimated fair market value of the contract as at September 30, 2006 is a loss of CAD $5,000.

4. **Share capital:**

(a) **Issued and outstanding:**

| | Three Months Ended September 30, 2006 | | Nine Months Ended September 30, 2006 | | Year Ended December 31, 2005 | |
|---|---|---|---|---|---|---|
| | Number | Amount | Number | Amount | Number | Amount |
| Common and variable voting shares: | | | | | | |
| Balance, beginning of period | 129,578,305 | $ 429,711 | 129,575,099 | $429,613 | 125,497,407 | $ 390,469 |
| Exercise of options | — | — | 3,206 | — | 1,333,791 | 3,389 |
| Stock-based compensation expense | — | — | — | 105 | — | 488 |
| Issued from treasury | — | — | — | — | 2,743,901 | 35,410 |
| Share issuance costs | — | — | — | (10) | — | (215) |
| Tax benefit of issue costs | — | — | — | 3 | — | 72 |
| Balance, end of period | 129,578,305 | $ 429,711 | 129,578,305 | $ 429,711 | 129,575,099 | $ 429,613 |

| | Three Months Ended September 30, 2005 | | Nine Months Ended September 30, 2005 | |
|---|---|---|---|---|
| | Number | Amount | Number | Amount |
| Common and variable voting shares: | | | | |
| Balance, beginning of period | 128,255,922 | $414,542 | 125,497,407 | $ 390,469 |
| Exercise of options | 16,552 | 105 | 1,332,682 | 3,389 |
| Stock-based compensation expense | — | 64 | — | 450 |
| Issued from treasury | 968,323 | 11,561 | 2,410,708 | 31,986 |
| Share issuance costs | — | (150) | — | (183) |
| Tax benefit of issue costs | — | 50 | — | 61 |
| Balance, end of period | 129,240,797 | $ 426,172 | 129,240,797 | $ 426,172 |

As at September 30, 2006, the number of common voting shares and variable voting shares amounted to 122,844,030 (September 30, 2005 – 117,157,756; December 31, 2005 – 119,378,637) and 6,734,275 (September 30, 2005 – 12,083,041; December 31, 2005 – 10,196,462) respectively.

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

**4. Share capital (continued):**

(a) Issued and outstanding (continued):

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. During the period ended September 30, 2006, the Corporation elected to purchase these shares through the open market and will continue to review this option in the future. For the three and nine months ended September 30, 2006 $NIL of common shares were issued from treasury (three months ended September 30, 2005 – $5,780,606, nine months ended September 30, 2005 – $15,993,063) representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Current market price for common shares issued from treasury is determined based on the weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

(b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

| | Three Months Ended September 30, 2006 | | | Nine Months Ended September 30, 2006 | | | Year Ended December 31, 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of options | | Weighted average exercise price | Number of options | | Weighted average exercise price | Number of options | | Weighted average exercise price |
| Stock options outstanding, beginning of period | 15,627,058 | $ | 13.16 | 11,428,718 | $ | 13.94 | 10,682,082 | $ | 12.37 |
| Issued | 26,266 | $ | 9.90 | 5,906,245 | $ | 11.81 | 4,474,184 | $ | 14.46 |
| Exercised | — | $ | – | (27,736) | $ | 11.21 | (3,506,625) | $ | 9.82 |
| Cancelled | (228,077) | $ | 12.89 | (309,833) | $ | 13.29 | (147,309) | $ | 14.53 |
| Purchased | — | $ | — | — | $ | — | (66,724) | $ | 11.99 |
| Expired | (22,998) | $ | 12.16 | (1,595,145) | $ | 13.78 | (6,890) | $ | 13.79 |
| Stock options outstanding, end of period | 15,402,249 | $ | 13.16 | 15,402,249 | $ | 13.16 | 11,428,718 | $ | 13.94 |
| Exercisable, end of period | 5,252,553 | $ | 13.44 | 5,252,553 | $ | 13.44 | 3,920,623 | $ | 12.24 |

| | Three Months Ended September 30, 2005 | | | Nine Months Ended September 30, 2005 | | |
|---|---|---|---|---|---|---|
| | Number of options | | Weighted average exercise price | Number of options | | Weighted average exercise price |
| Stock options outstanding, beginning of period | 11,588,470 | $ | 13.92 | 10,682,082 | $ | 12.37 |
| Issued | 38,344 | $ | 11.97 | 4,470,078 | $ | 14.46 |
| Exercised | (30,986) | $ | 9.44 | (3,498,890) | $ | 9.82 |
| Cancelled | (63,091) | $ | 14.52 | (120,533) | $ | 14.67 |
| Stock options outstanding, end of period | 11,532,737 | $ | 13.93 | 11,532,737 | $ | 13.93 |
| Exercisable, end of period | 3,933,056 | $ | 12.23 | 3,933,056 | $ | 12.23 |

**4. Share capital (continued):**

(b) Stock option plan (continued):

Under the terms of the Corporation's stock option plan, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options or (b) elect to receive a number of shares equivalent to the market value of the options over the exercise price. For the three and nine months ended September 30, 2006, option holders exercised nil and 27,736 options, respectively (three months ended September 30, 2005 – 16,763, nine months ended September 30, 2005 – 3,144,188) on a cashless settlement basis and received nil and 3,206 shares respectively (three months ended September 30, 2005 – 2,329 shares, nine months ended September 30, 2005 – 977,980 shares).

(c) Per share amounts:

The following table summarizes the common shares used in calculating net earnings per share:

| | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Weighted average number of shares outstanding – basic | 129,578,305 | 128,621,232 | 129,577,962 | 127,539,066 |
| Effect of dilutive employee stock options | — | 192,029 | 184 | 474,121 |
| Weighted average number of shares outstanding – diluted | 129,578,305 | 128,813,261 | 129,578,146 | 128,013,187 |

For the three and nine month periods ended September 30, 2006, 15,402,249 and 12,774,317 (three months ended September 30, 2005 – 8,827,355, nine months ended September 30, 2005 – 8,681,409) options, respectively, were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

(d) Stock-based compensation:

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Stock-based compensation expense included in flight operations and general and administration expenses totaled $5,397,000 and $15,497,000 for the three and nine months ended September 30, 2006, respectively, (three months ended September 30, 2005 - $4,875,000, nine months ended September 30, 2005 - $12,960,000) .

WestJet Airlines Ltd.

For the periods ended September 30, 2006 and 2005 (Unaudited)
(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

**4. Share capital (continued):**

(d) Stock-based compensation (continued):

The fair market value of options granted during the three and nine months ended September 30, 2006 and 2005 and the assumptions used in their determination are as follows:

| | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Weighted average fair market value per option | $ 3.46 | $ 4.21 | $ 4.29 | $ 5.26 |
| Average risk-free interest rate | 3.98% | 3.37% | 4.24% | 3.41% |
| Average volatility | 42% | 42% | 42% | 43% |
| Expected life (years) | 3.6 | 3.7 | 3.6 | 3.7 |
| Dividends per share | $ — | $ — | $ — | $ — |

(e) Contributed surplus:

Changes to contributed surplus were as follows:

| | Three Months Ended September 30 | | Nine Months Ended September 30 | | Year Ended December 31 |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2005 |
| Balance, beginning of period | $ 49,088 | $ 29,676 | $ 39,093 | $ 21,977 | $ 21,977 |
| Stock-based compensation expense | 5,397 | 4,875 | 15,497 | 12,960 | 17,604 |
| Stock options exercised | — | (64) | (105) | (450) | (488) |
| Balance, end of period | $ 54,485 | $ 34,487 | $ 54,485 | $ 34,487 | $ 39,093 |

**5. Commitments and contingencies:**

(a) Aircraft:

The Corporation has committed to purchase seven 737-700s, and one 737-800 Next-Generation aircraft for delivery between 2006 and 2008.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are as follows:

| | |
|---|---|
| 2006 | $ 35,407 |
| 2007 | 162,260 |
| 2008 | 106,484 |
| | $ 304,151 |

(b) Leasehold commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses, satellite programming, and capital leases relating to aircraft and ground handling equipment. The obligations are as follows:

| | Capital Leases | Operating Leases |
|---|---|---|
| 2006 | $ 111 | $ 22,181 |
| 2007 | 444 | 96,649 |
| 2008 | 444 | 112,897 |
| 2009 | 444 | 112,305 |
| 2010 | 698 | 101,844 |
| 2011 and thereafter | 37 | 470,568 |
| Total lease payments | 2,178 | $ 916,444 |
| Less imputed interest at 5.29% | (254) | |
| Net minimum lease payments | 1,924 | |
| Less current portion of obligations under capital lease | (351) | |
| Obligations under capital lease | $ 1,573 | |

The Corporation has committed to lease an additional five 737-700 aircraft and one 737-800 aircraft to be delivered between 2007 and 2008 for eight- and 10-year terms, respectively, in US dollars. These amounts have been included at their Canadian dollar equivalent in the above table.

Included in operating leases are US dollar operating leases primarily related to aircraft. The obligations of these operating leases in US dollars are as follows:

| | |
|---|---|
| 2006 | $ 16,864 |
| 2007 | 76,853 |
| 2008 | 93,139 |
| 2009 | 96,422 |
| 2010 | 88,588 |
| 2011 and thereafter | 405,873 |
| | $ 777,739 |

(c) Contingencies:

On April 4, 2004, Air Canada commenced a lawsuit against WestJet. Air Canada claimed damages in the amount of $220 million in an amendment to its Statement of Claim. On May 29, 2006, as a full settlement, the Corporation has agreed to pay Air Canada's investigation and litigation costs incurred of $5.5 million and has accepted Air Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and the Corporation to children's charities across the country. Air Canada has accepted the Corporation's apology and has withdrawn its claims in light of this settlement. All legal proceedings between the parties have been terminated. These amounts and other settlement costs have been included in non-recurring expenses. As at September 30, 2006, $5.6 million has been paid related to this settlement with the $10 million balance outstanding included in accounts payable and accrued liabilities.

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

**5. Commitments and contingencies (continued):**

(c) Contingencies (continued):

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Corporation. The Plaintiff is seeking damages in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

**6. Employee profit share provision:**

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

**7. Income taxes:**

During the second quarter of 2006, the federal government and various provinces in which the Corporation operates enacted legislation reducing the federal and provincial statutory income tax rates. The impact of this legislation is a reduction of the Corporation's liability and provision for future income taxes of $11.2 million for the three months ended June 30, 2006. The federal government also eliminated the large corporations tax (LCT) effective January 1, 2006, which created a reversal of approximately $1 million in the second quarter of 2006 of LCT already accrued as current tax expense in the year.

**8. Comparative figures:**

Certain prior-period balances have been reclassified to conform to the current period's presentation.



**Transfer Agent and Registrar:**
CIBC Mellon Trust Company
Toll Free Phone Number:
North America: 1-800-387-0825
Outside North America: (416) 643-5500
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

**Auditors:**
KPMG LLP, Calgary, AB

**Legal Counsel:**
Burnet, Duckworth and Palmer LLP,
Calgary, AB

**Stock Exchange Listing:**
Shares in WestJet stock are publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.A

**Investor Relations Contact Information:**
Telephone: 1-877-493-7853 or
(403) 444-2252 in Calgary
E-mail: investor_relations@westjet.com

**WestJet Office:**
5055 11 St. NE,
Calgary, Alberta, T2E 8N4
Phone: (403) 444-2600
Fax: (403) 444-2301

westjet.com



82-34992

**Form 52-109F2 - Certification of Interim Filings**

I, ***Clive J. Beddoe, WestJet Airlines Ltd., Chief Executive Officer***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***WestJet Airlines Ltd.***, (the issuer) for the interim period ending ***September 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: ***October 25, 2006***

"Signed"

Clive J. Beddoe
Chief Executive Officer

82-34992

**Form 52-109F2 - Certification of Interim Filings**

We (I), ***Janice Paget, WestJet Airlines Ltd., Vice President - Controller, Co- Chief Financial Officer and Derek Payne, WestJet Airlines Ltd., Vice President – Finance and Corporate Services, Co- Chief Financial Officer***, certify that:

1. We (I) have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***WestJet Airlines Ltd.***, (the issuer) for the interim period ending ***September 30, 2006***;

2. Based on our (my) knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on our (my) knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and us (I) are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: ***October 25, 2006***

"Signed"

Janice Paget, CGA
Vice President - Controller, Co-Chief Financial Officer

"Signed"

Derek Payne, CA
Vice President – Finance and Corporate Services, Co-Chief Financial Officer

# Forward-looking information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate," "believe," "estimate," "intend," "expect," "may," "will," "should," or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including available seat mile ("ASM"), cost per available seat mile ("CASM") defined as operating expenses divided by available seat miles, revenue per available seat mile ("RASM") defined as total revenue divided by available seat miles, and revenue per revenue passenger mile ("yield") defined as total revenue divided by revenue passenger miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance

**Quarterly unaudited financial information** (IN MILLIONS EXCEPT PER SHARE DATA)

| | Three Months Ended | | | |
|---|---|---|---|---|
| | Sept. 30 2006 | June 30 2006 | Mar. 31 2006 | Dec. 31 2005 |
| Total revenues | $ 503 | $ 425 | $ 388 | $ 368 |
| Net earnings | $ 53 | $ 22 | $ 13 | $ 1 |
| Basic earnings per share | $ 0.41 | $ 0.17 | $ 0.10 | $ 0.01 |
| Diluted earnings per share | $ 0.41 | $ 0.17 | $ 0.10 | $ 0.01 |
| | **Three Months Ended** | | | |
| | Sept. 30 2005 | June 30 2005 | Mar. 31 2005 | Dec. 31 2004[1] |
| Total revenues | $ 406 | $ 326 | $ 295 | $ 274 |
| Net earnings (loss) | $ 30 | $ 2 | $ (10) | $ (46) |
| Basic earnings (loss) per share | $ 0.24 | $ 0.02 | $ (0.08) | $ (0.37) |
| Diluted earnings (loss) per share | $ 0.23 | $ 0.02 | $ (0.08) | $ (0.37) |

[1] Includes writedown of $47,577,000 related to 200-series fleet impairment

with or an alternative for GAAP and may be different from measures used by other companies.

## Third Quarter Summary

We completed the quarter with strong revenue and operating results stimulated by the demand for our industry-leading service as well as a Company-wide effort to control costs. Our third quarter 2006 net earnings rose to $52.8 million, 74.5% higher than in the third quarter of 2005. Year to date, net earnings improved by 283.3%, from $23.0 million in 2005 to $88.0 million in the current year. Higher guest revenues, created by increased capacity, higher load factor and stronger yield and our persistent focus on cost control, drove growth in our net earnings during the current period.

This is the fifth consecutive quarter we concurrently increased capacity, yield and load factor from the respective prior year quarter. The synchronized increase in these three areas once again illustrate our ability to grow our network



**We strive to allocate our capacity within our network with the seasonal demand.**



while attracting incremental guests to experience our exceptional guest-centred service.

Despite an increase of 9.3% in our price of jet fuel per litre since the third quarter of 2005, our operating cost per available seat mile, including fuel, grew at a rate of just under one per cent. This was achieved through the improved efficiency and utilization of our new Next-Generation aircraft and our employees' efforts to contain controllable expenditures. Excluding fuel, our third quarter operating cost per available seat mile decreased by 1.1%.



James Homeniuk
Aircraft Maintenance Engineer

## Highlights

We experienced many highlights during this quarter, including higher load factor and stronger yield. We expanded our fleet by five 600-series aircraft secured by a final commitment from the Export Import Bank of the United States ("Ex-Im Bank"), bringing our total registered fleet size to 62 aircraft, as at September 30, 2006. We also finalized leasing terms for four Boeing 737 aircraft for delivery in 2007 and 2008.

During this quarter, we reorganized our executive team and welcomed a new member to our Board of Directors. We appointed Sean Durfy to President of the airline while Clive Beddoe maintains his role as Chief Executive Officer and Chairman of the Board. Mr. Durfy has been an active part of our Company and corporate culture for the past two years in his role as Executive Vice-President of Marketing, Sales and Airport Operations. We welcomed three new members to our executive team: Bob Cummings was appointed Executive Vice-President, Guest Experience and Marketing; Dr. Hugh Dunleavy became Executive Vice-President Commercial Distribution; and Ken McKenzie is our Executive Vice-President, Operations. All three individuals have proven track records within the Company and are strong and welcome additions. They join our existing executive team who are active in our continuous commitment to our culture and low-cost structure.

We also welcomed Mr. Brett Godfrey, co-founder and Chief Executive Officer of Virgin Blue Airlines, to our Board of Directors in August 2006.

## Operational Performance

Operational performance for this quarter was highlighted with improvements in our revenue per available seat mile (RASM). RASM, for this quarter, increased to 15.2 cents from 14.4 cents in third quarter 2005, an increase of 5.6%. RASM, a key indicator for managing our revenue, is calculated through a combination of load factor and yield.

We experienced an increase in our guest volumes, as evidenced by an increase of almost two points in our load factor for the third quarter of 2006, compared to the same quarter in 2005. We saw a 4.7 point increase in our year-to-date 2006 load factor, compared to the same period in 2005. Our increase in load factor during these periods is a notable accomplishment given that we grew our capacity by 17.3% in the third quarter and 15.3% in the first three quarters of 2006, compared to the respective periods in the previous year. At the same time, we successfully grew our third quarter yield to 18.9 cents from 18.3 cents over the same three months last year; and increased our yield to 18.0 cents for the first nine months of 2006 from 17.3 cents in the 2005 comparative period.

Our higher yield is partly attributed to fare increases sustained by a healthy revenue environment but is also due to the success of our revenue management process. During the third quarter, our average trip length increased from 1,128 to 1,154 miles, such that on a trip length adjusted basis, our yield improved by approximately four per cent.

Our ability to achieve a balance between yield and load factor is a challenging and important component to the success of our operations. This challenge is made more difficult during times of significant capacity growth. Assuming yield and seat capacity remain constant: we estimate the sensitivity of revenue to a one percentage point change in load factor is $22.3 million per annum while a one percent change in yield, on the same basis, is $17.5 million. Despite the complexities, our revenue management capabilities have largely contributed to our achieving improved yields and load factors.

During this quarter, we provided more long-haul flights to U.S. destinations than we did one year ago, causing our average stage length to increase to 850 miles from 811 miles in the comparative period last year. For the same reason, we flew an average stage length of 835 miles in the first nine months of 2006 as compared to 805 miles in the same period in 2005.

### Operational Performance

| | Three Months Ended Sept. 30 | | | Nine Months Ended Sept. 30 | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | % increase (decrease) | 2006 | 2005 | % increase (decrease) |
| Available seat miles | 3,310,271,095 | 2,821,051,988 | 17.3% | 9,209,620,042 | 7,985,225,263 | 15.3% |
| Revenue passenger miles | 2,663,252,640 | 2,217,846,200 | 20.1% | 7,289,503,110 | 5,950,820,464 | 22.5% |
| Load factor | 80.5% | 78.6% | 2.4% | 79.2% | 74.5% | 6.3% |
| Revenue per passenger mile (cents) | 18.9 | 18.3 | 3.3% | 18.0 | 17.3 | 4.0% |
| Revenue per available seat mile (cents) | 15.2 | 14.4 | 5.6% | 14.3 | 12.9 | 10.9% |
| Cost per passenger mile (cents) | 15.5 | 15.8 | (1.9%) | 15.9 | 16.4 | (3.0%) |
| Cost per available seat mile (cents) | 12.5 | 12.4 | 0.8% | 12.6 | 12.2 | 3.3% |
| Fuel consumption (litres) | 163,679,642 | 144,380,341 | 13.4% | 452,357,964 | 418,470,602 | 8.1% |
| Fuel cost/litre (cents) | 72.8 | 66.6 | 9.3% | 70.6 | 61.0 | 15.7% |
| Segment guests | 2,956,996 | 2,522,782 | 17.2% | 8,278,592 | 6,974,081 | 18.7% |
| Average stage length | 850 | 811 | 4.8% | 835 | 805 | 3.7% |
| Number of full-time equivalent employees quarter end | 4,903 | 4,208 | 16.5% | 4,903 | 4,208 | 16.5% |
| Fleet size at quarter end | 62 | 57 | 8.8% | 62 | 57 | 8.8% |
| Aircraft available for use | 62 | 57 | 8.8% | 62 | 57 | 8.8% |

The third quarter is typically one of the busiest periods in our business, as there is a seasonal increase in demand for leisure travel to visit friends and families or to enjoy Canadian vacation destinations during the summer. To manage the inherent variability in air travel and to maximize our resources, we strive to allocate our capacity within our network with the seasonal demand.



Capacity, Load Factor & Yield % Growth
(QUARTER OVER QUARTER COMPARISON)
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Q3 '06 vs. Q3 '05
Q2 '06 vs. Q2 '05
Q1 '06 vs. Q1 '05
Q4 '05 vs. Q4 '04
Q3 '05 vs. Q3 '04
Per cent capacity increase
Per cent load factor increase
Per cent yield increase


## Income Statement

### REVENUE

We grew our guest revenues by $85.2 million in the three months ended September 30, 2006 to $453.5 million, up from $368.3 million in the third quarter of 2005. We increased our 2006 year-to-date guest revenues to $1.1 billion from $879.7 million in the same period last year. The increase in guest revenues can be attributed to modest fare increases; and a stronger demand for the WestJet brand and air travel in general.

While we focus on sustainable cost management to improve our financial performance, we also expand alternative revenue channels to complement our primary revenue generating activity of providing scheduled flight services. WestJet Vacations is our most recent and significant endeavour in this area. This wholly owned subsidiary of WestJet Airlines Ltd., was launched in the second quarter of this year and offers travellers the ability to plan their vacation, including hotels, car rentals, attractions and insurance, in one convenient package. During the quarter, we enhanced this valuable service by introducing a website dedicated to travel agents. Bookings through WestJet Vacations have been strong to date and we are confident that this revenue channel will continue to grow.

### UNIT COSTS

Our high-efficiency and low-cost philosophy is rooted throughout our entire operation and is the key to successfully managing our financial results, through an often difficult and challenging high-cost environment.

To achieve our objectives, we strive to contain controllable costs, partly by improving productivity and efficiencies throughout our Company. The higher efficiency of our single-type fleet plays a fundamental role to help offset uncontrollable cost pressures, mainly related to fuel. In the third quarter of 2006, our aircraft were deployed into revenue service, on average, for 11.8 block hours per day as compared to 11.1 block hours per day in the same period in 2005, a utilization increase of 6.3%. For the first nine months of this year, our aircraft utilization was 11.8 block hours per day versus 11.2 block hours per day in the first three quarters of 2005, an increase of 5.4%. Increasing the productivity of our aircraft allows us to generate incremental revenue from higher utilization and spread our fixed costs over more flight hours.

**Revenue per available seat mile (RASM) (in cents)**

| | Three Months Ended Sept. 30 | | | Nine Months Ended Sept. 30 | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | % increase (decrease) | 2006 | 2005 | % increase (decrease) |
| Guest revenues | 13.7 | 13.0 | 5.4% | 12.5 | 11.0 | 13.6% |
| Charter and other | 1.4 | 1.3 | 7.7% | 1.7 | 1.8 | (5.6%) |
| Interest income | 0.1 | 0.1 | 0.0% | 0.1 | 0.1 | 0.0% |
| | 15.2 | 14.4 | 5.6% | 14.3 | 12.9 | 10.9% |

Excluding the cost of fuel, our third quarter CASM decreased by 1.1% to 8.9 cents per ASM from 9.0 cents in the same period last year. Our year-to-date CASM, excluding fuel, increased by 1.1% to 9.1 cents in the first nine months of the year from 9.0 cents during the first three quarters of 2005.

During the third quarter, we experienced an increase of 9.3% in our cost of fuel per litre and a weighted average increase of 6.8% in airport rates and fees, as compared to the same period one year ago. At the same time, our total operating CASM, including fuel, grew at a slower pace of 0.8%, remaining almost flat at 12.5 cents from 12.4 cents in the same prior-year period. This is a notable accomplishment when we take into consideration the record-high fuel price environment we have been operating in over the past three months.

Overall, changes in our total unit operating costs during the quarter was primarily a result of higher fuel, airport, flight operations and interest costs, which were offset by reduced maintenance, aircraft rental and general and administration expenses.

**Fuel**

Our third quarter fuel cost per ASM increased by 5.9%, compared to the same quarter in 2005, and grew by 9.4% in the first nine months of 2006 compared to the same period in 2005.

Oil prices continued to rise steadily during the quarter to an average WTI US $70.44 per barrel from an average WTI US $63.08 per barrel in the same quarter last year, impacting our third quarter CASM by almost three per cent. Although oil prices have fallen, since reaching a record high in July 2006, they still remain at historically elevated levels.

Our investment in new Next-Generation aircraft, with improved fuel efficiency, helps us combat uncertainties in rising fuel costs. We further enhanced the effectiveness of our fleet by adding blended winglet technology on our larger 737-700 and 737-800 aircraft. As a result of operating a high fuel-efficiency fleet, our CASM associated with fuel has increased at a slower rate of 5.9% during the quarter than our 9.3% increase in our cost per litre to purchase fuel in the same quarter of 2006.



**We experienced many highlights during this quarter, including higher load factors and stronger yield.**



**Airport operations**

Our unit costs per ASM associated with airport operations increased by 5.3% from 1.9 cents in the third quarter of 2005 to 2.0 cents in the third quarter of this year, with a similar increase in our year-to-date airport unit costs. A significant driver of this increase can be attributed to the higher

**Cost per available seat mile (CASM) (in cents)**

| | Three Months Ended Sept. 30 % of Expenses | Three Months Ended Sept. 30 | | | Nine Months Ended Sept. 30 | | |
|---|---|---|---|---|---|---|---|
| | | 2006 | 2005 | % increase (decrease) | 2006 | 2005 | % increase (decrease) |
| Aircraft fuel | 28.9% | 3.6 | 3.4 | 5.9% | 3.5 | 3.2 | 9.4% |
| Airport operations | 15.6% | 2.0 | 1.9 | 5.3% | 2.1 | 2.0 | 5.0% |
| Flight operations and navigational charges | 15.1% | 1.9 | 1.8 | 5.6% | 1.8 | 1.7 | 5.9% |
| Sales and marketing | 9.9% | 1.2 | 1.2 | 0.0% | 1.2 | 1.1 | 9.1% |
| Depreciation and amortization | 7.1% | 0.9 | 0.9 | 0.0% | 0.9 | 1.0 | (10.0%) |
| Interest expense | 4.5% | 0.6 | 0.5 | 20.0% | 0.5 | 0.5 | 0.0% |
| General and administration | 4.3% | 0.5 | 0.6 | (16.7%) | 0.6 | 0.6 | 0.0% |
| Inflight | 4.3% | 0.5 | 0.5 | 0.0% | 0.5 | 0.5 | 0.0% |
| Aircraft leasing | 4.3% | 0.5 | 0.7 | (28.6%) | 0.6 | 0.6 | 0.0% |
| Maintenance | 4.0% | 0.5 | 0.6 | (16.7%) | 0.6 | 0.7 | (14.3%) |
| Guest services | 2.0% | 0.3 | 0.3 | 0.0% | 0.3 | 0.3 | 0.0% |
| | 100.0% | 12.5 | 12.4 | 0.8% | 12.6 | 12.2 | 3.3% |

landing fees we incur on the larger Next-Generation aircraft compared to that of our older 727-200 series aircraft.

In addition, we have further enhanced our network, since this same period one year ago, by flying to more American destinations, and allocating more capacity to Canada's largest air travel market, Toronto. Although these destinations carry higher airport landing and terminal fees, these network enhancements were necessary to meet the needs of our guests and have proven to be successful.

**Flight operations and navigational charges**

Costs per ASM for our third quarter flight operations and navigational charges increased by 5.6% to 1.9 cents per unit, from 1.8 cents per unit in the same quarter last year; and grew by 5.9% in the first nine months of 2006 from the comparative prior-year period.



**We have further enhanced our network, since this same period one year ago, by flying to more American destinations, and allocating more capacity to Canada's largest air travel market, Toronto.**



In the first quarter of this year, we amended our pilot agreement to allow for more flexibility and choices in our pilot compensation plan by offering the alternative of receiving various levels of cash in lieu of stock options. In the first year of this new agreement, we will be incurring both a cash expense and stock based compensation expense related to options granted in 2006 under the old pilot agreement. As such, we incurred expenses of $3.8 million for this quarter and $6.4 million year to date 2006, for those pilots that elected to receive cash, rather than a certain portion of stock options, in 2007.

**Sales and Marketing**

During the first nine months of 2006, our sales and marketing expenses per ASM increased by 9.1% from 1.1 cents to 1.2 cents in the same period this year. To better leverage our travel agent distribution channel, we offered travel agents higher incentives to encourage them to book their customers on WestJet. This distribution channel comprised approximately 37% of our total net bookings in the third quarter of 2006, an increase of 9.7% since the same period last year, and approximately 37% in the current year-to-date period, compared to approximately 34% in the first nine months of 2005.

Despite this increase in travel agent commissions, we were able to control our other costs related to sales and marketing. Our successful cost-control efforts in this area are reflected in our third quarter sales and marketing unit costs, which remained stable at 1.2 cents per ASM from the comparative period in 2005.

**Depreciation and amortization**

Our depreciation and amortization unit costs remained constant at 0.9 cents per ASM from the third quarter of last year and decreased by 10.0% when comparing the first nine months of this year to the same period last year. The year-to-date decrease resulted from a one-time adjustment required as a result of the early disposal of our 737-200 capital leases.

**Interest expense**

Our interest expense is primarily driven by our financing arrangements on our owned aircraft. Our third quarter interest expense unit costs increased by 20.0% compared to the same period in 2005, as a result of our financing of an additional 15 Next-Generation aircraft since the end of the third quarter in 2005. These aircraft were financed with low interest rate debt supported by Ex-Im Bank guarantees, which allowed us to secure 12-year fixed interest rate debt in Canadian dollars that brings our total Company weighted average interest rate to approximately 5.4% on all of our debt.



Gisele Kriwokon
Lead, Aircraft Appearance

**General and administration**

We improved our general and administration unit expenses by 16.7%, in the third quarter of 2006 compared to the same quarter last year. General and administration expenses comprise a large portion of our fixed costs associated with operating our airline and include activities such as legal, purchasing, accounting and real estate services. The decline in our general and administration CASM is partly due to a decline in legal fees since the settlement of our lawsuit with Air Canada.

**Aircraft leasing**

Unit costs associated with our leased aircraft decreased by 28.6% in the three months ending September 30, 2006, compared to the third quarter in the prior year. Last year, we incurred lease payments on five 737-200s, 13 737-700s and five 737-800s. In the third quarter of this year, we only incurred lease payments on the same 737-700s and 737-800s as the leases on the 737-200s were surrendered or expired in the first quarter of this year.

**Maintenance**

We achieved a 16.7% improvement in our third quarter maintenance unit costs and a 14.3% decrease in our year-to-date maintenance unit costs, compared to the same respective periods in 2005. We have gained several operating and financial benefits from our investment in new aircraft within the Next-Generation family.

**Income tax**

Current tax expense of $2.3 million combined with the future tax provision of $31.9 million, resulted in a net income tax expense of $34.2 million and an effective tax rate of 27.95% for the nine months ended September 30, 2006. Overall our total year to date tax expense is lower than otherwise expected due to the federal government, along with several provincial governments, substantively enacting corporate tax rate reductions in the second quarter 2006. The revaluation of our future tax liability resulted in an approximate $11.2 million recovery of future income tax expense in the second quarter of 2006. The federal government also eliminated the large corporations tax (LCT) effective January 1, 2006, which created a reversal of approximately $1 million of LCT already accrued in the year. Although these items were recorded in the second quarter, they continue to impact our year-to-date calculations.

## Financial Position

We continue to see improvement in our financial strength, as indicated in our debt-to-equity and working capital ratios. This has arisen partly from favourable travel bookings conditions and a rationalized fare environment, as well as through the direct result of our cost-management actions taken to improve our operational effectiveness.

From January to September of this year, we continued to grow our fleet and accepted delivery of 10 737-600 aircraft and one 737-700 aircraft, all of which were acquired under our Ex-Im Bank supported fleet acquisition plan. The acquisition of these aircraft resulted in a $380.8 million addition to our debt bringing our total debt-to-equity ratio to 2.4 to 1, a decrease from 2.5 to 1 at year-end 2005. Included in this debt is off-balance sheet debt related to aircraft operating leases of $433.2 million. We believe that this low debt-to-equity ratio, supplemented by our healthy cash reserves of $378.9 million provides us with sufficient flexibility to continue to grow our network and services, while providing enough of a cushion should we encounter economic uncertainties. At September 30, 2006, $8.6 million of stock based compensation expense was included in contributed surplus related to expired stock options,

$97,000 of which related to option expiries in the third quarter of 2006.

By the end of the third quarter of this year, our working capital ratio strengthened to 0.93 to 1, as compared to 0.86 to 1 at the end of the same quarter one year ago and 0.85 to 1 at the end of 2005.

As at October 20, 2006, we had 129,578,305 shares outstanding: 122,988,555 common voting shares and 6,589,750 variable voting shares, as well as 15,402,249 stock options outstanding.



Carolyn McArthur
Coordinator, Maintenance Staff Scheduling

**OPERATING CASH FLOW**

Our operations produced $28.6 million more cash during the third quarter of 2006 compared to the same quarter in 2005 and increased to $279.4 million during the first three quarters of this year compared to $209.0 million in the same period in 2005. Our higher cash flows from operating activities were primarily driven by higher revenues and our continued efforts on controlling expenditures in the current nine-month period versus the same period in 2005.

A key indicator of our future performance is advanced ticket sales. Typically, advanced ticket sales at the end of the third quarter decline due to slower bookings for travel in the winter season. However, this year our advanced ticket sales have grown to $166.2 million at the end of September 2006 from $132.5 million at the end of the third quarter last year and $127.5 million at year-end 2005, representing a 25.4% and 30.4% increase, respectively. At the end of the current third quarter, 31.3% of our advanced bookings were associated with future travel to our transborder and international destinations. As the slower winter travel season approaches in the coming months, the increase in advanced bookings demonstrates our ability to manage our seasonal capacity and scheduled network to lessen the variability of seasonality inherent in our business.

**FINANCING CASH FLOW**

Our financing activities provided cash totalling $117.0 million in the third quarter of 2006 compared to $85.3 million in the same period in 2005 and $264.9 million in the year-to-date period ended September,30, 2006, compared to $47.8 million in the same period last year. Our current year financing cash received was primarily from long-term debt funds to purchase 10 737-600s and one 737-700 aircraft during the first nine months of 2006, with five of the 737-600s received in the current third quarter. In the previous year, we financed one 737-600 and two 737-700 aircraft in the third quarter.

In the beginning of the third quarter of this year, we completed a debt financing facility (the "Facility") supported by loan guarantees from the Ex-Im Bank for US $191.1 million. The Facility supports the purchase of five Boeing Next-Generation 737-600s and one 737-700 series aircraft. By the end of the third quarter of 2006, the five 737-600s have been received, with the remaining 737-700 to be received in December of 2006.

We are continually examining the mix of leased and debt-financed aircraft to ensure we achieve the optimal balance to maintain a conservatively leveraged balance sheet and ample cash reserves. In addition to our Ex-Im Bank supported debt financed aircraft, we also finalized leasing terms with Singapore Aircraft Leasing Enterprise in the beginning of the current third quarter for four Boeing Next-Generation 737 aircraft to be delivered in late 2007 and early 2008.

**INVESTING CASH FLOW**

In the third quarter of 2006, we invested $184.3 million in five 737-600 aircraft compared to $128.4 million for one 737-600 and two 737-700s in the same quarter last year. In the first nine-months of 2006, we invested $425.0 million versus $148.4 million in the same period last year. So far in 2006, we purchased 10 737-600s and one 737-700 aircraft, 85% of which were funded through low-interest rate debt, while the remaining portion is financed with our own equity. In the comparative prior year period, we acquired eight aircraft under sale and leaseback agreements and financed three aircraft.

During the year we also spent $35.1 million in information technology related costs and aircraft associated parts, $7.9 million of which was spent in the current quarter. A portion of our information technology investment related to the further development of our new reservation system, which we expect to launch in 2007.



**We have further enhanced our network, since this same period one year ago, by flying to more American destinations, and allocating more capacity to Canada's largest air travel market, Toronto.**



Our investment in new aircraft and a new reservation system is important to our growth plans. The development of a new reservation system allows us improved inventory and fare management, and creates opportunities for us to partner with other airlines, should we choose to do so, to better serve more guests. This system can accommodate the growth of our network, allowing us to serve more guests through agreements with partnering airlines without incurring the high infrastructure costs otherwise required.

The addition of new aircraft allows us to grow our infrastructure by adding capacity and new routes to meet the needs of Canadian travellers. At the end of the third quarter in 2006, we had commitments to take delivery of a total of 14 Next-Generation aircraft. In the remainder of 2006 we will receive one 737-700. In 2007 we will receive six 737-700s and one 737-800. In 2008, we will accept delivery of five 737-700s and one 737-800. To further support our future growth we are considering opportunities to add capacity when appropriate.

## Moving Forward

Looking forward to the fourth quarter, we expect our capacity to grow by approximately 23 per cent over the same quarter in 2005. Our decision to early retire our 737-200 fleet resulted in aircraft being taken out of service in the fourth quarter of last year and thereby, reduced our capacity in that period. This capacity reduction in the previous year drives the magnitude of our increase in our current fourth quarter year-over-year growth.

In spite of the significant increase in our system-wide capacity in the present fourth quarter, we are extremely pleased that our RASM performance is keeping pace thus far with our RASM results in the same period last year. These results are encouraging as we approach the completion of our 2006 fiscal year.

Our employees are devoted to our standards of creating a high-efficiency operation while striving to achieve sustainable low-costs in order to provide our guests with a high-value affordable product. For the second year in a row, we have been recognized by Waterstone Human Capital Ltd., for having Canada's most admired corporate culture. As we begin the last quarter of 2006, we are confident that our award winning, nationally recognized, culture will continue to attract guests.

October 25, 2006

82-34992



FOR IMMEDIATE RELEASE

# WestJet October Traffic Statistics

WestJet Continues Momentum with Another Month of Strong Results

**CALGARY, Alberta.** November 7, 2006. WestJet today announced solid traffic results for the month of October with increases in load factor and impressive gains in capacity and revenue passenger miles. WestJet's available seat miles (ASMs) for October 2006 increased 22 per cent to 1,102.7 million, up from 905.2 million in October 2005. Year to date, ASMs have increased 16 per cent to 10,312.3 million, up from 8,890.5 million in the same 10-month period in 2005.

"These traffic results are a clear indication that our network deployment approach of adjusting capacity to meet market demand is working and on track," commented Sean Durfy, President. "October's strong traffic results were achieved while growing capacity by 22 per cent. In the fourth quarter we will increase capacity by 23 per cent while delivering strong load factors and comparable year-over-year RASM results."

WestJet's load factor for October 2006 was 74.9 per cent, compared with 73.5 per cent in October 2005, representing an increase of 1.4 points. During the first 10 months of 2006, the Company's load factor increased 4.3 points to 78.7 per cent compared with 74.4 per cent during the same period in 2005.

Revenue passenger miles (RPMs) also increased 24 per cent to 826.3 million, up from 665.6 million in October 2005. Year to date, RPMs increased 23 per cent to 8,115.8 million from 6,616.4 million over the same period in 2005.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American and Caribbean network. Named Canada's most admired corporate culture in 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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**For additional information, please contact:**

**Gillian Bentley, Media Relations**
**Telephone: (403) 444-2615**
**E-mail: gbentley@westjet.com**
**Website: www.westjet.com**